

December 31, 2013

Via E-mail
John Kirby Bray
Chief Financial Officer
NewStar Financial, Inc.
500 Boylston Street, Suite 1250
Boston, MA 02116

> **Re:** **NewStar Financial, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2012**
> **Filed March 1, 2013**
> **Form 10-Q for quarterly period ended September 30, 2013**
> **Filed November 6, 2013**
> **File No. 001-33211**

Dear Mr. Bray:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the quarterly period ended September 30, 2013
Financial Statements (Unaudited)
Notes to Condensed Consolidated Financial Statements
Note 10. Consolidated Variable Interest Entity, page 29

1. We note your disclosure that you consolidate the Arlington Fund's assets as you are considered the primary beneficiary of the Fund. We also note your disclosure that you do not consider Arlington Fund's assets to be part of your company and that you do not include these assets in your allowance for credit losses. Please tell us how you determined that it was appropriate to exclude the assets from your allowance for loan loss calculation along with the authoritative literature to support your accounting treatment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Benjamin Phippen, Staff Accountant, at (202) 551-3697 or me at (202) 551-3437 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Michael Volley

Michael Volley
Staff Accountant